UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Enservco Corporation
(Name of Issuer)
Common Stock, par value $0.005 per share
(Title of Class of Securities)
29358Y102

(CUSIP Number)
February 27, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
X  Rule 13d-1(c)
 Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,323,229 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,323,229 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,323,229 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.	TYPE OF REPORTING PERSON

PN

(1)            This excludes certain currently exercisable warrants (the “Warrants”) owned by the reporting person due to a beneficial ownership blocker as described in Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

192,781 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

192,781 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

192,781 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON

PN

(1)            This excludes certain Warrants owned by the reporting person due to a beneficial ownership blocker as described in Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Investors, Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

80,991 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

80,991 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,991 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

CO

(1)            This excludes certain Warrants owned by the reporting person due to a beneficial ownership blocker as described in Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,597,000 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,597,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,597,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON

IA; PN

(1)            This excludes certain Warrants owned by the reporting person due to a beneficial ownership blocker as described in Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jay Petschek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,597,000 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,597,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,597,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON

IN

(1)            This excludes certain Warrants owned by the reporting person due to a beneficial ownership blocker as described in Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,597,000 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,597,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,597,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON

IN

(1)            This excludes certain Warrants owned by the reporting person due to a beneficial ownership blocker as described in Item 4.

This statement was filed with respect to the Common Stock of Enservco Corporation (the “Issuer”) beneficially owned by the Reporting Persons identified below as of February 27, 2023.

Item 1.
(a)	Name of Issuer: Enservco Corporation

(b)	Address of Issuer’s Principal Executive Offices: 14133 County Road 9½ Longmont, Colorado 80504

Item 2.
(a)
Name of Person Filing
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•Corsair Capital Partners, L.P. (“Corsair Capital”)
•Corsair Capital Partners 100, L.P. (“Corsair 100”)
•Corsair Capital Investors, Ltd (“Corsair Investors”)
•Corsair Capital Management, L.P. (“Corsair Management”)
•Jay R. Petschek (“Mr. Petschek”) and
•Steven Major (“Mr. Major”)

Corsair Management acts as the investment manager of Corsair Capital, Corsair 100 and Corsair Investors.  Messrs. Petschek and Major are the controlling persons of Corsair Management.

(b)
Address of the Principal Office or, if none, residence
The principal business address for each of Corsair Capital, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 366 Madison Ave, 12th floor, New York, NY 10017.

The principal business address for Corsair Investors is M&C Corporate Services Ltd, Box 309, George Town, Cayman Islands KY1-1104.

(c)
Citizenship
Each of Corsair Capital, Corsair 100 and Corsair Management is a limited partnership formed under the laws of the State of Delaware.  Corsair Investors is an exempted company formed under the laws of the Cayman Islands.  Each of Mr. Petschek and Mr. Major is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, par value $0.005 per share (“Common Stock”)

(e)	CUSIP Number 29358Y102

Item 3.  If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.  Ownership.

(a)
Amount beneficially owned:  Collectively, the Reporting Persons beneficially own 1,597,000 shares of Common Stock, including 197,000 shares of Common Stock underlying currently exercisable warrants, subject to the Blocker (as defined below).

•Corsair Capital individually owns 1,323,229 shares of Common Stock, including 163,229 shares of Common Stock underlying currently exercisable warrants.
•Corsair 100 individually owns 192,781 shares of Common Stock, including 23,781 shares of Common Stock underlying currently exercisable warrants.
•Corsair Investors individually owns 80,991 shares of Common Stock, including 9,991 shares of Common Stock underlying currently exercisable warrants.
•Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100 and Corsair Investors is deemed to beneficially own 1,597,000 shares of Common Stock.

•Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own  1,597,000 shares of Common Stock.
•Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own  1,597,000 shares of Common Stock.

(b)
Percent of class:  Collectively, the Reporting Persons beneficially own 1,597,000 shares of Common Stock, representing 9.9% of all of the outstanding shares of Common Stock based on the 15,788,846 outstanding shares of Common Stock as reported on the Issuer’s Prospectus Supplement (File No. 333-269265) filed by the issuer pursuant to Rule 424 of the Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2023 and the Issuer’s Current Report on Form 8-K filed with the SEC on February 28, 2023, plus, with respect to each Reporting Person, the number of shares of Common Stock underlying currently exercisable warrants held by such Reporting Person as indicated in Item 4(a) above, subject to a beneficial ownership blocker (the “Blocker”). The total number of shares of Common Stock underlying currently exercisable warrants held by the Reporting Persons in the aggregate, subject to the Blocker, is 197,000.

Due to the Blocker, the Reporting Persons are prohibited from exercising the warrants if, as a result of such exercise, the Reporting Persons would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of their Warrants due to the Blocker.

Corsair Capital’s individual ownership of 1,323,229 shares of Common Stock, including 163,229 shares of Common Stock underlying currently exercisable warrants, represents 8.3% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 192,781 shares of Common Stock, including 23,781 shares of Common Stock underlying currently exercisable warrants, represents less than 1.2% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 80,991 shares of Common Stock, including 9,991 shares of Common Stock underlying currently exercisable warrants, represents less than 1% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 1,597,000 shares of Common Stock represents 9.9% of all the outstanding shares of Common Stock.

The 1,597,000 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represents 9.9% of all the outstanding shares of Common Stock.

The 1,597,000 shares of Common Stock deemed to be beneficially owned by Mr. Major represents 9.9% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote shares of Common Stock Not Applicable

(ii)
Shared power to vote or to direct the vote.

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 1,323,229 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for  192,781 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 80,991 shares of common Stock owned by Corsair Investors.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock Not Applicable

(iv)
Shared power to dispose or to direct the disposition of:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 1,323,229 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 192,781 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 80,991 shares of common Stock owned by Corsair Investors.

Item 5.  Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.  Identification and Classification of Members of the Group.
See Exhibit B.
Item 9.  Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 8, 2023
CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.P.,
Attorney-in-Fact
By: Corsair Capital Management GP, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, LP.
By: Corsair Capital Management GP, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXHIBIT A
JOINT FILING AGREEMENT

The Undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Enservco Corporation, dated as of this March 8, 2023 is, and any further amendments thereto signed by each of the undersigned shall be, filled on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1 k) under the Securities Exchange Act of 1934, as Amended.

Dated March 8, 2023
CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.P.,
Attorney-in-Fact
By: Corsair Capital Management GP, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, LP.
By: Corsair Capital Management GP, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXHIBIT B

Corsair Capital Partners, L.P.

Corsair Capital Partners 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Capital Management, L.P.

Jay R. Petschek

Steven Major